                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

(Mark One)
    [X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                            EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999

                                       OR

    [ ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                           EXCHANGE ACT OF 1934

              For the transition period from ________ to _________

                         COMMISSION FILE NUMBER 1-12188


                         SODEXHO MARRIOTT SERVICES, INC.
                         -------------------------------
                          401(K) EMPLOYEES' RETIREMENT
                         -------------------------------
                             SAVINGS PLAN AND TRUST
                         -------------------------------
                            (Full title of the plan)


    9801 WASHINGTONIAN BOULEVARD, GAITHERSBURG, MARYLAND               20878
    ----------------------------------------------------             ----------
                   (Address of the plan)                             (Zip Code)





                         SODEXHO MARRIOTT SERVICES, INC.
          ------------------------------------------------------------
          (Name of issuer of the securities held pursuant to the plan)


    9801 WASHINGTONIAN BOULEVARD, GAITHERSBURG, MARYLAND               20878
    ----------------------------------------------------             ----------
          (Address of principal executive offices)                   (Zip Code)

FINANCIAL STATEMENTS AND EXHIBITS
---------------------------------

(a) Financial statements and supplemental schedule as of December 31, 1999, and for the period from March 27, 1998 (date of inception) to December 31, 1998, prepared in accordance with financial reporting requirements of ERISA.

         Beginning at the next page of this document.

(b)      Exhibits

         The following exhibits are furnished to this Form 11-K:

         (23.1) Consent of Independent Auditors - Ernst & Young LLP (23.2) Consent of Independent Auditors - KPMG LLP


                                   SIGNATURES
                                   ----------

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrative committee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                            SODEXHO MARRIOTT SERVICES, INC.
                                            401(K) EMPLOYEES' RETIREMENT
                                            SAVINGS PLAN AND TRUST





Date:    JUNE 26, 2000                           /S/ JOHN M. BUSH
    ------------------                           ------------------------------
                                                 John M. Bush
                                                 Senior Vice President and
                                                  Chief Financial Officer
                                                 Sodexho Marriott Services, Inc.

                                        Audited Financial Statements and
                                              Supplemental Schedule

                                         Sodexho Marriott Services, Inc.
                                          401(k) Employees' Retirement
                                             Savings Plan and Trust

                                  YEAR ENDED DECEMBER 31, 1999 AND PERIOD FROM
                                 MARCH 27, 1998 (INCEPTION) TO DECEMBER 31, 1998
                                       WITH REPORT OF INDEPENDENT AUDITORS

                         Sodexho Marriott Services, Inc.
                          401(k) Employees' Retirement
                             Savings Plan and Trust

                        Audited Financial Statements and
                              Supplemental Schedule

                     Year ended December 31, 1999 and period
              from March 27, 1998 (inception) to December 31, 1998




                                    CONTENTS

Report of Ernst & Young LLP, Independent Auditors.............................1
Report of KPMG LLP, Independent Auditors......................................2

Audited Financial Statements

Statements of Net Assets Available for Benefits...............................3
Statements of Changes in Net Assets Available for Benefits....................4
Notes to Financial Statements..............................................5-13


Supplemental Schedule

Schedule of Assets Held for Investment Purposes at End of Year............14-15

                         Report of Independent Auditors



The Administrative Committee
Sodexho Marriott Services, Inc. 401(k) Employees'
    Retirement Savings Plan and Trust

We have audited the accompanying statement of net assets available for benefits of Sodexho Marriott Services, Inc. 401(k) Employees' Retirement Savings Plan and Trust as of December 31, 1999, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 1999 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of December 31, 1999 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                    /s/ Ernst & Young LLP
June 9, 2000

                          INDEPENDENT AUDITORS' REPORT


The Administrative Committee and Participants
Sodexho Marriott Services, Inc. 401(k) Employees' Retirement
Savings Plan and Trust:


We have audited the accompanying statement of net assets available for benefits of Sodexho Marriott Services, Inc. 401(k) Employees' Retirement Savings Plan and Trust (the Plan) as of December 31, 1998, and the related statement of changes in net assets available for benefits for the period from March 27, 1998 (date of inception) to December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998, and the changes in net assets available for benefits for the period from March 27, 1998 (date of inception) to December 31, 1998 in conformity with generally accepted accounting principles.

                                                     /s/ KPMG LLP

June 11, 1999

                     Sodexho Marriott Services, Inc. 401(k)
                  Employees' Retirement Savings Plan and Trust

                 Statements of Net Assets Available for Benefits


                                                                                 DECEMBER 31,
                                                                           1999                1998
                                                                    -----------------------------------------

Assets:
Cash                                                                    $     71,620        $          -
Investments                                                              542,565,262         360,838,431
Receivables:
      Employer contributions                                               3,134,121           6,767,341
      Accrued interest and dividends                                               -             429,724
      Receivables from sales of investments                                        -          45,692,455
                                                                   -----------------------------------------
                      Total receivables                                    3,134,121          52,889,520
                                                                   -----------------------------------------

                      Total assets                                       545,771,003         413,727,951

Liabilities:
       Accounts payable on investments purchased                                   -          15,298,507
       Custodian and advisor fees payable                                     38,164             270,640
       Excess contributions due to participants                            1,606,128             906,302
       Other                                                                       -              14,272
                                                                   -----------------------------------------
                       Total liabilities                                   1,644,292          16,489,721
                                                                   -----------------------------------------

Net assets available for benefits                                       $544,126,711        $397,238,230
                                                                   =========================================

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

                    Sodexho Marriott Services, Inc. 401(k)
                  Employees' Retirement Savings Plan and Trust

           Statements of Changes in Net Assets Available for Benefits


                                                                                                  PERIOD FROM
                                                                                                 MARCH 27, 1998
                                                                                                 (INCEPTION) TO
                                                                             YEAR ENDED           DECEMBER 31,
                                                                         DECEMBER 31, 1999           1998
                                                                   -----------------------------------------------
ADDITIONS
   Investment income:
     Dividends and interest                                                 $ 19,243,211            $ 10,932,752
     Net realized and unrealized appreciation in
            aggregate fair value of investments                               38,205,987              43,816,825
      Less investment expense                                                   (125,484)               (806,618)
                                                                   -----------------------------------------------
   Total net investment income                                                57,323,714              53,942,959

   Contributions:
     Participants                                                             36,627,716              19,984,324
     Employer                                                                 12,116,659               6,767,341
     Transfers from other plans                                               71,412,579             331,423,922
     Other                                                                             -                  89,603
                                                                   -----------------------------------------------
   Total contributions                                                       120,156,954             358,265,190
                                                                   -----------------------------------------------
Total additions                                                              177,480,668             412,208,149

DEDUCTIONS
   Benefits paid to participants                                              30,144,911              14,426,015
   Administrative expenses                                                       447,276                 543,904
                                                                   -----------------------------------------------
Total deductions                                                              30,592,187              14,969,919
                                                                   -----------------------------------------------

Net increase                                                                 146,888,481             397,238,230
Net assets available for benefits at beginning of year                       397,238,230                       -
                                                                   -----------------------------------------------
Net assets available for benefits at end of year                            $544,126,711            $397,238,230
                                                                   ===============================================

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

                     Sodexho Marriott Services, Inc. 401(k)
                  Employees' Retirement Savings Plan and Trust

                          Notes to Financial Statements

                           December 31, 1999 and 1998





1. DESCRIPTION OF THE PLAN

The following description of the Sodexho Marriott Services, Inc. 401(k) Employees' Retirement Savings Plan and Trust (the "Plan") provides only general information. Additional information about the Plan's provisions is in the Summary Plan Description. Copies of the report are available from Sodexho Marriott Services, Inc. (the "Company").

On March 27, 1998, Marriott International, Inc. spun off its lodging, senior living and distribution services business into a new corporation called New
Marriott. The remaining contract services division, referred to as Marriott Management Services Corp., then merged with the North American operations of Sodexho Alliance, Sodexho USA, and became Sodexho Marriott Services, Inc. Employees of Sodexho Marriott Services, Inc. became eligible to participate in the Plan. As a result Marriott International, Inc. transferred the employee funds totaling $331 million, from the Marriott International, Inc. Employees' Profit Sharing, Retirement and Savings Plan and Trust to the Sodexho Marriott Services, Inc. 401(k) Employees' Retirement Savings Plan and Trust.

Effective January 1, 1999, eligible participants from Sodexho USA were able to participate in the Plan. On April 9, 1999, assets from the Sodexho Savings Plus Plan were transferred into the Plan and initially invested according to similar participant directed investment options, except for the Retirement Income Plan Fund. The Retirement Income Plan Fund contains former assets from participants in the Seiler Corporation Retirement Income Plan, a predecessor to the Sodexho Savings Plus Plan.

Effective January 1, 1999, the Plan changed trustees from Bankers Trust Company to T. Rowe Price (the "Trustee"). Accordingly, the Plan's investment fund options have been replaced with funds of similar investment objectives. The recordkeeper of the Plan continues to be T. Rowe Price.

GENERAL

The Plan is a defined contribution plan covering eligible employees over the age of twenty-one who have completed at least 1,000 hours of service with the Company or its predecessors within a 12-month period. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

A majority of the Plan's expenses are paid by the Company.

                     Sodexho Marriott Services, Inc. 401(k)
                  Employees' Retirement Savings Plan and Trust

                    Notes to Financial Statements (continued)


1. DESCRIPTION OF THE PLAN (CONTINUED)

CONTRIBUTIONS

Participants may make voluntary contributions to the Plan from 1% to 15% of their gross annual compensation or a fixed dollar amount (minimum $3 per week). The amount that may be contributed is limited by the Internal Revenue Code as applicable to the type of plan. The Company's contribution to the Plan is a discretionary amount determined by the Company's Board of Directors. For the 1999 plan year and period from inception to December 31, 1998, the employer matching contribution was $.50 for every dollar contributed by a participant up to 6% of a participant's eligible compensation. Participants may also transfer amounts into the Plan which represent distributions from other qualified defined benefit or defined contribution plans. Investment of contributions is participant directed.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions, allocations of the Company's contributions and earnings on related investments. Allocations of Company contributions are made on a pro rata basis based on an individual participant's contributions. Allocations of earnings are based on account balances on a daily basis. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Plan administrative expenses.

VESTING

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Employer contributions and earnings thereon vest according to the anniversary date of continuous years of service as follows:


          YEARS OF SERVICE                    VESTING PERCENTAGE
          ----------------                    ------------------

            Less than 2                                       0%
                 2                                           40%
                 3                                           60%
                 4                                           80%
                 5                                          100%

                     Sodexho Marriott Services, Inc. 401(k)
                  Employees' Retirement Savings Plan and Trust

                    Notes to Financial Statements (continued)


1.       DESCRIPTION OF THE PLAN (CONTINUED)

VESTING (CONTINUED)

Participants  vest  in  employer   contributions  fully  upon  death,  permanent
disability or upon retirement.

INVESTMENT OPTIONS

Upon enrollment in the Plan, a participant may direct employer and employee contributions in any of fourteen investment options. Participants may change their investment options in 1% increments on a daily basis. Participants can invest in any of 13 available funds and Sodexho Marriott Services, Inc. common stock. No further contributions can be made to the Retirement Income Plan Fund or in Marriott International, Inc. common stock.

PARTICIPANT LOANS

Under certain conditions, participants may borrow from their fund accounts a minimum of $400 and a maximum equal to the lesser of $50,000, reduced by the highest outstanding loan balance in the previous 12-month period, or 50% of their vested account balance. Loan terms range from one to four years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at the prime rate at the end of the previous quarter as published by the Wall Street Journal, plus 1%. Principal and interest are paid weekly through payroll deductions.

PAYMENT OF BENEFITS

Benefits provided by the Plan are paid from net assets available for benefits. The benefit to which a Plan participant is entitled is the benefit that can be provided by the contributions and earnings thereon allocated to such participant's account.

Benefit payments are made upon separation, retirement, permanent disability, or death. In-service before-tax distributions are permitted for all participants who have attained the age of fifty-nine and one-half or the Plan Administrator approves a withdrawal for financial hardship. After-tax distributions are also permitted although there are some stipulations if basic after-tax contributions are withdrawn. Upon termination of service, a

                     Sodexho Marriott Services, Inc. 401(k)
                  Employees' Retirement Savings Plan and Trust

                    Notes to Financial Statements (continued)


1.  DESCRIPTION OF THE PLAN (CONTINUED)

PAYMENT OF BENEFITS (CONTINUED)

participant may elect to receive either a lump-sum amount equal to their account balance, annual installments over a specified period chosen by the participant, or payments in the form of an annuity.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The financial statements have been prepared on the accrual basis of accounting. Benefits are recorded when paid.

INVESTMENTS VALUATION AND INCOME RECOGNITION

The Plan's investments are stated at fair value except for its investment in Guaranteed Investment Contracts (GIC's), which are valued at contract value. Shares of mutual and collective investment funds are valued at market prices, which represent the net asset value of shares held by the Plan at year-end. The Company's stock and Marriott International, Inc. stock are valued at their quoted market price. Investments in government obligations are valued at fair value as determined by the investment manager. Participant notes receivable are valued at outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Realized gains and losses from security transactions are reported on an average cost method.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                     Sodexho Marriott Services, Inc. 401(k)
                  Employees' Retirement Savings Plan and Trust

                    Notes to Financial Statements (continued)



3.  INVESTMENTS

Investments that represent 5% or more of the fair value of the Plan's net assets available for benefits are as follows:

                                                                            DECEMBER 31,
                                                                   1999                      1998
                                                         ------------------------- -------------------------

   Bankers Trust Pyramid Cash Fund                               $      -                   $177,601,918
   Marriott International, Inc.
      common stock                                                 63,939,339                 70,303,192
   T. Rowe Price Blue Chip Growth Fund                            136,650,621                          -
   T. Rowe Price Personal Strategy
      Balanced Fund                                                71,450,626                          -
   T. Rowe Price Stable Value Fund                                 61,170,089                          -


The Plan's investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:


                                                                YEAR ENDED                 PERIOD ENDED
                                                            DECEMBER 31, 1999           DECEMBER 31, 1998
                                                        -------------------------- -------------------------
Net realized and unrealized appreciation
(depreciation) in aggregate fair value of
investments:
     Common stock                                                 $ 1,599,362                $44,611,875
     Corporate bonds, notes and other
         obligations                                                        -                    353,398
     Firm purchase commitments, net                                         -                    (11,777)
     Mutual and collective investment funds                        36,665,943                 (1,390,834)
     Government obligations                                           (59,318)                   254,163
                                                        -------------------------- -------------------------
            Total                                                 $38,205,987                $43,816,825
                                                        ========================== =========================

                     Sodexho Marriott Services, Inc. 401(k)
                  Employees' Retirement Savings Plan and Trust

                    Notes to Financial Statements (continued)



4.  NON-PARTICIPANT DIRECTED INVESTMENTS

Information about net assets and the significant components of the changes in net assets relating to the Retirement Income Plan Fund, a non-participant directed investment fund, is as follows:

                                                              DECEMBER 31,
                                                                  1999
                                                         -----------------------
Net assets:
    Investments:
        Retirement Income Plan Fund:
            State Street Short Term Investment Fund         $        1,511,300
            Growth Opportunity Series A Fund                         7,904,730
            Daily Government Corp. Fund                              6,840,995
                                                         -----------------------
                Total Retirement Income Plan Fund           $       16,257,025
                                                         =======================


                                                                YEAR ENDED
                                                               DECEMBER 31,
                                                                  1999
                                                        -----------------------
Changes in net assets:
     Dividends and interest                                 $            3,982
     Net realized and unrealized appreciation in
            aggregate fair value of investments                      1,831,497
     Benefits paid to participants                                    (746,000)
     Transfers from other plan                                      15,167,546
                                                        -----------------------
                                                            $       16,257,025
                                                        =======================


5.  GUARANTEED INVESTMENT CONTRACTS

The GIC's held by the Plan are fully benefit responsive, as defined in the American Institute of Certified Public Accountants' Statement of Position 94-4, REPORTING OF INVESTMENT CONTRACTS HELD BY HEALTH AND WELFARE BENEFIT PLANS AND DEFINED CONTRIBUTION PENSION PLANS. A fully benefit responsive investment contract provides a liquidity guarantee, by a financially responsible third party, of principal and previously

                     Sodexho Marriott Services, Inc. 401(k)
                  Employees' Retirement Savings Plan and Trust

                    Notes to Financial Statements (continued)



5.  GUARANTEED INVESTMENT CONTRACTS (CONTINUED)

accrued interest for liquidations, transfers, loans or hardship withdrawals initiated by plan participants exercising their rights to withdraw, borrow or transfer funds under the terms of the plan. GIC's are unallocated insurance contracts stated at contract value (contributions made under the contract, plus interest at the contract rate, less funds used to pay benefits and administrative expenses). All participant initiated transactions are permitted at contract value with no conditions, limits, or restrictions. The contract balances at December 31, 1999 and 1998 totaled $45,878,935 and $67,117,017, respectively.

The crediting rate at which interest is accrued to the contract balances ranged from 5.30% to 7.98% for the year ended December 31, 1999. These interest rates are reset either quarterly or semiannually as defined by each contract. The minimum interest rates under the terms of contracts having such minimum rates range from 0.0% to 3.0%. The average yield was approximately 6.63% and 6.40% for the year ended December 31, 1999 and the period ended December 31, 1998, respectively.

The estimated fair values of these contracts have been determined by the Trustee using available market information and valuation methodologies. However, considerable judgement is necessarily required in interpreting market data to develop these estimates. In addition, fair values fluctuate on a daily basis. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. The fair values calculated for the contracts at December 31, 1999 and 1998 are $45,153,552 and $68,672,633, respectively.

6.  PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at anytime and terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

7.  INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated June 18, 1999, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its

                     Sodexho Marriott Services, Inc. 401(k)
                  Employees' Retirement Savings Plan and Trust

                    Notes to Financial Statements (continued)



7.  INCOME TAX STATUS (CONTINUED)

qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

8.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                    DECEMBER 31,            DECEMBER 31,
                                                                        1999                    1998
                                                              ----------------------- -----------------------

Net assets  available  for benefits as reported in
      financial statements                                              $544,126,711            $397,238,230
Less- distributions payable to terminated
      employees                                                                    -                  89,191
                                                              ----------------------- -----------------------
Net assets available for benefits per Form 5500                         $544,126,711            $397,149,039
                                                              ======================= =======================


                                                                      YEAR ENDED             PERIOD FROM
                                                                     DECEMBER 31,           MARCH 27, 1998
                                                                         1999               (INCEPTION) TO
                                                                                             DECEMBER 31,
                                                                                                 1998
                                                              ----------------------- -----------------------

Benefits paid to  participants  as reported in the
      financial statements                                              $ 30,144,911            $ 14,426,015
Amounts allocated to withdrawing participants
      at December 31                                                         (89,191)                 89,191
                                                              ----------------------- -----------------------
Benefits paid to participants as reported in the
      Form 5500                                                         $ 30,055,720            $ 14,515,206
                                                              ======================= =======================

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 1998 but not yet paid as of that date.

                     Sodexho Marriott Services, Inc. 401(k)
                  Employees' Retirement Savings Plan and Trust

                    Notes to Financial Statements (continued)



9.  PARTY-IN-INTEREST TRANSACTIONS

The following funds are sponsored by the Trustee: T. Rowe Price Personal Strategy Income Fund, T. Rowe Price Blue Chip Growth Fund, T. Rowe Price Personal Strategy Balanced Fund, T. Rowe Price Equity Income Fund, T. Rowe Price Mid-Cap Growth Fund, T. Rowe Price Personal Strategy Growth Fund, T. Rowe Price New Horizons Fund, and T. Rowe Price Stable Value Fund. The plan also invests in company stock of Marriott International, Inc. and Sodexho Marriott Services, Inc. Transactions involving these investments are considered to be party-in-interest transactions for which a statutory exemption exists.

                     Sodexho Marriott Services, Inc. 401(k)
                  Employees' Retirement Savings Plan and Trust

         Schedule of Assets Held for Investment Purposes at End of Year
                             EIN-52-0936594 Plan-003

                                December 31, 1999

                                                                     DESCRIPTION OF
                                                                       INVESTMENT,
                                                                    INCLUDING MATURITY
                                                                      DATE, RATE OF
                  IDENTITY OF ISSUE, BORROWER,                       INTEREST, PAR OR
                    LESSOR, OR SIMILAR PARTY                          MATURITY VALUE         COST         CURRENT VALUE
--------------------------------------------------------------------------------------------------------------------------

Money market funds
     Marriott Disbursement Account**                                     56,567 shares       *             $      56,567
     State Street Short Term Investment Fund                          1,511,300 shares   $1,511,300            1,511,300
                                                                                                       -------------------
Total money market funds                                                                                       1,567,867

Mutual funds and collective investment funds:
     T. Rowe Price Personal Strategy Income Fund**                      100,995 shares       *                 1,315,969
     Spectrum Income Fund                                                76,614 shares       *                   820,541
     Janus Worldwide Fund                                               224,419 shares       *                17,152,345
     T. Rowe Price Blue Chip Growth Fund**                            3,760,335 shares       *               136,650,621
     T. Rowe Price Personal Strategy Balanced Fund**                  4,399,669 shares       *                71,450,626
     T. Rowe Price Equity Income Fund**                               1,051,745 shares       *                26,093,813
     Vanguard Institutional Index Fund                                  150,180 shares       *                20,125,740
     T. Rowe Price Mid-Cap Growth Fund**                                477,489 shares       *                19,161,638
     T. Rowe Price Personal Strategy Growth Fund**                      130,669 shares       *                 2,545,438
     T. Rowe Price New Horizons Fund**                                  409,002 shares       *                11,259,835
     Western Asset Core Portfolio                                     1,656,126 shares       *                17,024,982
     T. Rowe Price Stable Value Fund**                               61,170,089 shares       *                61,170,089
     Scudder International Fund                                         191,366 shares       *                13,537,286
     Growth Opportunity Series A Fund                                   490,277 shares    6,188,739            7,904,730
                                                                                                       -------------------
Total mutual funds and collective  investment funds                                                          406,213,653

Government obligations:
     Daily Government Corp. Fund                                        493,151 shares    6,889,733            6,840,995
                                                                                                       -------------------
Total government obligations                                                                                   6,840,995

Common stock:
     Sodexho Marriott Services, Inc.**                                  433,091 shares       *                 5,630,189
     Marriott International, Inc.**                                   2,025,800 shares       *                63,939,339
                                                                                                       -------------------
Total common stock                                                                                            69,569,528

                     Sodexho Marriott Services, Inc. 401(k)
                  Employees' Retirement Savings Plan and Trust

         Schedule of Assets Held for Investment Purposes at End of Year
                                   (continued)
                             EIN-52-0936594 Plan-003

                                December 31, 1999

                                                                    DESCRIPTION OF
                                                                      INVESTMENT,
                                                                   INCLUDING MATURITY
                                                                     DATE, RATE OF
                 IDENTITY OF ISSUE, BORROWER,                       INTEREST, PAR OR
                   LESSOR, OR SIMILAR PARTY                          MATURITY VALUE          COST          CURRENT VALUE
--------------------------------------------------------------------------------------------------------------------------

Guaranteed investment contracts:
     Allstate Life Insurance Company                                 11/20/2001, 5.30%        *            $   3,856,388
     Caisse des Depots (CDC)                                         12/15/2002, 6.27%        *                1,127,177
     Caisse des Depots (CDC)                                          6/30/2006, 6.69%        *                4,297,167
     Canada Life Assurance Company                                    6/22/2000, 7.19%        *                1,379,474
     Combined Insurance Company                                       5/22/2000, 7.61%        *                1,354,945
     Continental Assurance Company                                   12/15/2004, 6.39%        *                3,974,889
     John Hancock Mutual Life                                         8/31/2000, 6.03%        *                1,137,078
     GE Life & Annuity                                                3/22/2000, 7.98%        *                1,383,478
     Massachusetts Mutual Life Insurance Company                     11/05/2006, 5.88%        *                  670,065
     Metropolitan Life Insurance Company                             12/31/2000, 5.55%        *                2,494,511
     National Westminster                                             9/25/2006, 6.18%        *                2,872,458
     Pacific Life                                                     3/20/2001, 6.81%        *                1,210,696
     Monumental Life                                                  9/20/2000, 6.27%        *                  736,482
     Monumental Life                                                 12/20/2000, 6.68%        *                1,694,850
     Monumental Life                                                  7/15/2001, 6.49%        *                3,021,821
     Rabobank Nederland                                               9/21/2003, 6.43%        *                1,370,278
     Rabobank Nederland                                               7/17/2002, 6.56%        *                  995,387
     State Street Bank                                                9/30/2002, 5.75%        *                4,078,000
     Transamerica Life                                                           5.99%        *                7,256,901
     United of Omaha                                                  9/20/2000, 6.30%        *                  966,890
                                                                                                       -------------------
Total guaranteed investment contracts                                                                         45,878,935

Participant loans**                                              Interest rates range
                                                                 from 8.25% to 10.0%
                                                                                                              12,494,284
                                                                                                       -------------------
Total investments                                                                                          $ 542,565,262
                                                                                                       ===================

* Historical cost information is not required for participant-directed funds ** Party in interest

                                INDEX TO EXHIBITS
                                -----------------


EXHIBIT
NUMBER                     DESCRIPTION
-------                    -----------

(23.1)                   Consent of Independent Auditors - Ernst & Young LLP
(23.2)                   Consent of Independent Auditors - KPMG LLP

Exhibits omitted are not required or not applicable.